

22003671

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SEC FILE NUMBER
8-50429

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USI Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

95 Glastonbury Boulevard
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Gritzer	(860) 368-2913	joe.gritzer@usi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mahoney Sabol & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Glastonbury Boulevard	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

10/14/2003	264
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William M. Tremko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USI Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Acknowledged before me this 24th day of February 2022

Signature: [signature]

Title:
CEO, USI Securities, Inc.

[signature: Jennie L. Quinn]
Notary Public My Commission Expires 05/31/2023.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 40.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

USI SECURITIES, INC.

Index

MahoneySabol
CPAs and Advisors

180 Glastonbury Boulevard, Suite 400
Glastonbury, CT 06033

860.541.2000 main
860.541.2001 fax

mahoneysabol.com

Glastonbury
Essex

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of USI Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USI Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of USI Securities, Inc.'s management. Our responsibility is to express an opinion on USI Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USI Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mahoney Sabol & Company, LLP

We have served as USI Securities, Inc.'s auditor since 2019.

Glastonbury, Connecticut

February 22, 2022

USI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

	2021
Current assets:	
Cash	$ 2,219,586
Commissions receivable	1,000,002
Other receivables	24,375
Prepaid expenses	42,156
Other current assets	2,096
Total current assets	3,288,215
Fixed assets	74,897
Less: accumulated depreciation	(23,386)
Fixed assets, net	51,511
Deposits	35,000
Deferred tax asset	4,899
Total long-term assets	39,899
Total assets	$ 3,379,625

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 308,634
Income tax payable	361,311
Due to related party	217,906
Total liabilities	887,851
Stockholder's equity:	
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	2,102,191
Retained earnings	389,483
Total stockholder's equity	2,491,774
Total liabilities and stockholder's equity	$ 3,379,625

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USIC Investment Group, Inc. ("USIC" or "Parent"), a Delaware corporation. USIC issued one share of Class A Voting Common Stock to USIR Management LLC ("USIR"), a holding company and ninety-nine shares of Class B Non-Voting Common Stock to USI Consulting Group, Inc. ("USICG"). USIR is owned by certain members of USI, Inc. ("USI") management. USICG is a wholly-owned subsidiary of USI Insurance Services, LLC which is a wholly-owned subsidiary of USI.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents:

The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2021, there are no cash equivalents.

Commissions receivable and allowance for doubtful accounts:

Periodically, the Company evaluates its commissions receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts if needed. The Company's estimate is based on a review of the current status of each account. At December 31, 2021, management of the Company determined an allowance for doubtful accounts was not required. The balance of Commissions receivable at December 31, 2021 was $1,000,002.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Note 2 - Summary of significant accounting policies (continued):

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Assets	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period. Depreciation expense for the year ended December 31, 2021 was $18,237.

Income taxes:

The Company's U.S. Federal income tax returns are statutorily closed for all tax years through December 31, 2017, and all State income tax returns are closed for all tax periods through the 2017 tax year. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company has no unrecognized tax benefits at December 31, 2021. The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the Statement of Financial Condition.

Note 2 - Summary of significant accounting policies (continued):

Recent accounting pronouncement on credit losses:

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments*. Under the new guidance an entity is required to measure all credit losses on certain financial instruments, including trade receivables and various off-balance sheet credit exposures, using an expected credit loss model. This model incorporates experience, current conditions and reasonable and supportable forecasts affecting collectability of these instruments. The Company will be adopting this standard in 2023 and it is not expected to have a material impact on the consolidated financial statements.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2022, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company has net capital of $1,366,735 which is $1,307,545 in excess of its required net capital of $59,190. The Company's ratio of aggregate indebtedness to net capital is 0.65 to 1 at December 31, 2021.

The Company's non-allowable assets includes accounts receivable related to Registered Representatives dually employed by the Company and USICG that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions and other receivables totaling $1,024,377 and other assets totaling $100,662 were considered non-allowable as of December 31, 2021.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2021.

Note 5 - Related party transactions:

In 2013, the Company entered into an Expense Sharing Agreement with USICG. This agreement includes charges to the Company based on proportionate usage for shared services paid for by USICG including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other services.

Note 5 - Related party transactions (continued):

In addition, the Company's Registered Representatives are compensated by USICG for administrative convenience only.

The Company's commission revenues are mainly derived from sales to customers of entities under common ownership with the USICG.

Note 6 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2021, the Company has uninsured cash in the amount of approximately $1,970,000.

USI Securities, Inc.

Report on Statement of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2021